บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

[redacted]

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule I2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

dlw 5/22

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated May 16, 2007 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: ________ Annual Report Date: as of ____________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	______
Title: Audited Financial Information for Years Ended ____________ and _____ Date: as of ______________ and ______ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Unaudited Financial Information for Years Ended ________ __ , 200__ and 200__ Date: as of ________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	______
Title: Interim Financial Information for Three Months Ended March 31, 2007 and Review Report of Certified Public Accountant Date: as of May 16, 2007. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on __________ ___, Date: __________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	______

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on __________ __, 200 __ Date: __________ __, 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: __________ __, 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: __________ __, 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: __________ __, 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Other:	
Title: Date: __________ __, 200__ Entity requiring item:	________

ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

RECEIVED
2007 MAY 18 A 10:40
FICE OF INTERNATIONAL
CORPORATE FINANCE

OPERATING RESULTS

ENDED March 31, 2007

The results for the third quarter of the fiscal year 2006/2007, ending on March 31, 2007 shows a net loss of 14.48 million Baht, or 0.32 Baht per share. Comparing to the corresponding period of the previous year that showed a net loss of 38.3 million Baht or 0.84 Baht per share, this year's loss was reduced by 23.82 million Baht or 62.21, due to the following reasons:

1. Total sales increased from 366.61 million Baht last year to 413.65 million Baht this year, an increase of 47.04 million Baht or 12.83%. Domestic sales portion increased from 49% last year to 52% this year.

2 Gross loss last year was 21.64 million Baht or 5.9% of sales compared to just 3.59 million Baht or 0.87% of sales this year, a loss reduction of 18.05 million Baht or 83.4%. As the cost of raw material remained high, the company attempted to increase selling prices of all products to cover the increasing cost but was only successful in the line of nylon chip.

3 Operating expense decreased from 22.32 million Baht last year to 16.5 million Baht this year, a decrease of 5.82 million Baht or 26.08% due to there was a 6.35 million Baht provision for bad debt of a related company last year.

4 Interest expense decreased marginally from 1.75 million Baht last year to 1.52 million Baht this year, an decrease of 0.23 million Baht or 13.58%, due to continued downtrend of interest rates.

On the other hand, other income decreased from 7.42 million Baht last year to 7.13 million Baht this year, a reduction of 0.29 million Baht or 3.9%.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

(Reviewed Quarter – 3 F/S (F45 – 1))

Report : Reviewed Quarterly Financial Statements

ASIA FIBER PUBLIC CO., LTD.

Review

Ending March 31, 2007

(In Thousands).

	Quarter 3		For 9 Months	
Year	2007	2006	2007	2006
Net profit (loss)	(14,475)	(38,302)	(20,423)	(54,589)
EPS (baht)	(0.32)	(0.84)	(0.45)	(1.20)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

JULY 1, 2006 TO MARCH 31, 2007

ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Review Report

To the Shareholders and Board of Directors of

Asia Fiber Public Company Limited

I have reviewed the balance sheet as at March 31, 2007, the related statement of income for the three-months and nine-months period ended March 31, 2007, and the related statements of changes in shareholders' equity and cash flows for the nine-months period ended March 31, 2007 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2006, presented herewith for comparative purpose, were audited by another auditor whose report dated August 15, 2006, expressed an unqualified opinion on them. The statement of income for the three-months and nine-months period ended March 31, 2006, the statement of changes in shareholders' equity and cash flows for the nine-months period ended March 31, 2006 of Asia Fiber Public Company Limited, presented herewith for comparative purpose, were reviewed by other auditor whose report dated May 9, 2006, stated that nothing had come to his attention that caused him to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion on those financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with generally accepted accounting principles.

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778
Bunchikij Co., Ltd.

Bangkok
May 8, 2007

ASIA FIBER PUBLIC COMPANY LIMITED

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟ็กซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT MARCH 31, 2007 AND JUNE 30, 2006

Unit : Thousand Baht

ASSETS

	Notes	Reviewed/ Unaudited Mar. 31, 2007	Audited Jun. 30, 2006
CURRENT ASSETS			
Cash and cash equivalents		58,020	57,431
Trade account receivables, net			
- Related companies	3	55,607	56,278
- Other companies	4	126,619	191,960
Inventories, net		425,720	400,774
Inventories in transit		2,372	2,570
Other current assets		3,067	26,456
Total Current Assets		671,405	735,469
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment, net	7, 8	452,485	484,372
Other non-current assets		531	512
Total Non-Current Assets		453,516	485,384
TOTAL ASSETS		1,124,921	1,220,853

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Interim financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2007 AND JUNE 30, 2006

Unit : Thousand Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	Reviewed/ Unaudited Mar. 31, 2007	Audited Jun. 30, 2006
CURRENT LIABILITIES			
Bank overdrafts and short-term loans from financial institutions	7, 8	90,027	160,000
Trade account payables		39,763	46,396
Other current liabilities		40,033	38,936
Total Current Liabilities		169,823	245,332
SHAREHOLDERS' EQUITY			
Share capital	9		
- Authorized share capital,			
common share 100,000,000 shares at Baht 10 par value		1,000,000	1,000,000
- Issued and paid-up share capital,			
common share 45,574,266 shares at Baht 10 per share		455,743	455,743
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(135,743)	(115,320)
Shareholders' Equity, Net		955,098	975,521
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,124,921	1,220,853

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Interim financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH AND NINE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

		In Thousand Baht			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Note	2007	2006	2007	2006
REVENUES	3				
Net sales		409,457	365,840	1,237,787	1,004,889
Service income		4,194	775	8,154	3,396
Other income		7,132	7,418	26,666	21,090
Total Revenues		420,783	374,033	1,272,607	1,029,375
EXPENSES					
Cost of sales		413,876	387,793	1,230,310	1,024,379
Cost of services		3,368	466	6,724	2,084
Selling and administrative expenses		16,497	22,321	50,616	52,077
Total Expenses		433,741	410,580	1,287,650	1,078,540
Loss before Interest Expense		(12,958)	(36,547)	(15,043)	(49,165)
Interest Expense		(1,517)	(1,755)	(5,380)	(5,424)
NET LOSS		(14,475)	(38,302)	(20,423)	(54,589)
Basic Loss per Share (Baht)		(0.32)	(0.84)	(0.45)	(1.20)
Weighted Average Number of Common Shares (Shares)		45,574,266	45,573,657	45,574,266	45,573,885

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Interim financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE NINE-MONTH PERIODS ENDED
MARCH 31, 2007 AND 2006

Unit : Thousand Baht

	Note	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Retained Earnings Appropriated for Legal Reserve	Retained Earnings Appropriated for General Reserve	Deficit	Net
Balance as at July 1, 2006		455,743	369,500	247,992	16,248	1,358	(115,320)	975,521
Net loss for the period		-	-	-	-	-	(20,423)	(20,423)
Balance as at March 31, 2007		455,743	369,500	247,992	16,248	1,358	(135,743)	955,098
Balance as at July 1, 2005		455,725	369,500	247,992	16,248	1,358	(36,619)	1,054,204
Increase in share capital	9	18	-	-	-	-	-	18
Net loss for the period		-	-	-	-	-	(54,589)	(54,589)
Balance as at March 31, 2006		455,743	369,500	247,992	16,248	1,358	(91,208)	999,633

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Interim financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED

MARCH 31, 2007 AND 2006

Unit : Thousand Baht

	Mar. 31, 2007	Mar. 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(20,423)	(54,589)
Adjustments to reconcile net loss to net cash provided by operating activities		
Allowance for doubtful accounts	-	5,834
Reversal of allowance for slow-moving spare parts for machinery	(373)	(186)
Depreciation	32,175	35,304
Gain on disposal of fixed assets	(304)	(518)
Disposal of spare parts for machinery	1,086	914
Unrealized loss on foreign exchange, net	44	143
Decrease (Increase) in Operating Assets:		
Trade account receivables	65,968	28,054
Inventories	(24,946)	111,783
Inventories in transit	198	83,913
Other current assets	23,389	11,815
Other non-current assets	(19)	-
Increase (Decrease) in Operating Liabilities:		
Trade account payables	(6,633)	559
Other current liabilities	1,097	(4,128)
Net Cash Provided by Operating Activities	71,259	218,898
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash proceeds from disposal of fixed assets	304	518
Purchases of fixed assets	(1,001)	(35,926)
Net Cash Used in Investing Activities	(697)	(35,408)

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Interim financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR EACH OF THE NINE-MONTH PERIODS ENDED

MARCH 31, 2007 AND 2006

Unit : Thousand Baht

	Mar. 31, 2007	Mar. 31, 2006
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in bank overdrafts and short-term loans from financial institutions	(69,973)	(162,126)
Cash proceeds from increase in share capital	-	18
Net Cash Used in Financing Activities	(69,973)	(162,108)
NET INCREASE IN CASH AND CASH EQUIVALENTS	589	21,382
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	57,431	40,536
CASH AND CASH EQUIVALENTS AT END OF PERIOD	58,020	61,918

Additional Cash Flow Information:

Cash payments during the period for:

- Interest expense	6,459	5,670
- Withholding income tax deducted at sources	151	116

ASIA FIBER PUBLIC COMPANY LIMITED

Notes to Interim financial statements are an integral part of these statements.

1. GENERAL INFORMATION AND BASIS FOR PREPARATION

1.1 GENERAL INFORMATION

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and listed in the Stock Exchange of Thailand since 1977. The Company is engaged in manufacturing of nylon products. The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand.

Factory : 406-7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

1.2 BASIS FOR PREPARATION

1.2.1 The financial statements have been prepared in accordance with Thai Generally Accepted Accounting Standards, which issued under the Accounting Profession Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

1.2.2 The measurement basis used in preparing the financial statements is that the other than those disclosed in notes to interim the financial statements, the financial statements are prepared on the historical cost basis.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and deposits at financial institutions. Cash on hand is kept for general use within the Company. Deposits in financial institutions are short-term savings deposits and current accounts that are highly liquid investments, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Account Receivables and Allowance for Doubtful Accounts

Account receivables are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in Common Shares

Investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero. The Company will resume applying the equity method only after the associated company subsequently report net profit, and its share of net profit exceeds the share of net losses not recognized during the period the equity method was suspended. If the Company has incurred obligations to the associated company or to satisfy obligations of the said associated company that the Company has guaranteed or otherwise committed, the Company will continue to recognize its shares of losses of the associated company.

The investments in common shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Property, Plant and Equipment and Depreciation

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss the accounts and gain on loss resulting from their disposal is included in the statements of income.

The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

ASIA FIBER PUBLIC COMPANY LIMITED

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.

Other income is recognized on an accrual basis.

Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Transactions

Transactions in foreign currencies throughout the period are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

Income Tax

The provision for income tax (if any) is based on the amount payable according to the Revenue Code.

Basic Loss per Share

Basic loss per share is determined by dividing the net loss by the weighted average number of common shares outstanding during the periods.

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. Those significant transactions with related companies as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at March 31, 2007 and June 30, 2006, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

As at March 31, 2007 and June 30, 2006, trade account receivables from related companies consisted of:

Unit : Thousand Baht

	Audited Jun. 30, 2006	Increase	Decrease	Reviewed/ Unaudited Mar. 31, 2007
Thai Far East Co., Ltd.	107,656	841	1,545	106,952
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	197	1,456	1,426	227
Thai Industries Development Co., Ltd.	-	670	670	-
Asia Garment Co., Ltd.	101	286	283	104
Total	127,278	3,253	3,924	126,607
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	56,278			55,607

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The aging analysis of the above trade account receivables from related companies as at March 31, 2007 and June 30, 2006 are as follows:

Unit: Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2007	Audited Jun. 30, 2006
Current to 3 months	236	711
Over 3 months to 6 months	485	118
Over 6 months to 12 months	795	1,335
Over 12 months	125,091	125,114
Total	126,607	127,278
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	55,607	56,278

As at March 31, 2007 and June 30, 2006, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 125.9 million and Baht 126.4 million, respectively (the outstanding balances from these companies as at March 31, 2007 and June 30, 2006 totalling Baht 126.3 million and Baht 127.0 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million as at March 31, 2007 and June 30, 2006. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivable still operate in the normal course of business.

AFC ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The transactions with the related companies which included in the statements of income for each of the three-month and nine-month periods ended March 31, 2007 and 2006 are as follows:

		In Thousand Baht			
		Reviewed/Unaudited			
		Three-Month Periods Ended March 31,		Nine-Month Periods Ended March 31,	
	Policy of Pricing	2007	2006	2007	2006
Net sales	Market Price	629	435	3,040	2,763
Interest income (on delay payment from customers)	Negotiated Agreement	723	728	2,167	2,182

4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at March 31, 2007 and June 30, 2006, were as follows:

	Unit : Thousand Baht	
	Reviewed/ Unaudited	Audited
	Mar. 31, 2007	Jun. 30, 2006
Current to 3 months	135,058	200,755
Over 3 months to 6 months	-	-
Over 6 months to 12 months	519	17
Over 12 months	3,775	3,921
Total	139,352	204,693
Less allowance for doubtful accounts	(12,733)	(12,733)
Net	126,619	191,960

As at March 31, 2007 and June 30, 2006, an allowance for doubtful accounts amounted to Baht 12.7 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

ASIA FIBER PUBLIC COMPANY LIMITED

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at March 31, 2007 (Reviewed/ Unaudited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
As at June 30, 2006 (Audited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

The above company is incorporated in Thailand.

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2007	Audited Jun. 30, 2006
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,659.9 million)	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT, NET

The movements of property, plant and equipment during the nine-month period ended March 31, 2007 were as follows:

	Unit : Thousand Baht Reviewed/ Unaudited Mar. 31, 2007
Beginning balance as at July 1, 2006	484,372
Additions/transfer in	1,001
Disposals/transfer out – net of accumulated depreciation	(1,086)
Depreciation	(32,175)
Reversal of allowance for slow-moving spare parts for machinery	373
Ending balance as at March 31, 2007	452,485

Depreciation for each of the nine-month periods ended March 31, 2007 and 2006 amounting to approximately Baht 32.2 million and Baht 35.3 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at March 31, 2007 and June 30, 2006, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

AFC ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

As at March 31, 2007 and June 30, 2006, certain fixed assets with

a) The original costs totalling Baht 2,011.6 million and Baht 1,953.7 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 335.1 million and Baht 347.8 million, respectively, are mortgaged/pledged as collateral for bank overdraft lines and short-term loans as discussed in Note 8.

8. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	Reviewed/ Unaudited Mar. 31, 2007	Audited Jun. 30, 2006
Bank Overdrafts	27	-
Short-term loans (interest rate at 5.25% p.a. to 5.59% p.a. as at March 31, 2007 and 5.93% p.a. to 6.20% p.a. as at June 30, 2006)	90,000	160,000
Total	90,027	160,000

As at March 31, 2007, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 7.

Short-term loans of Baht 90.0 million and Baht 160.0 million as at March 31, 2007 and June 30, 2006, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 7.

ASIA FIBER PUBLIC COMPANY LIMITED

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 common shares, 80 common shares and 1,768 common shares, respectively, at the price of Baht 10 per share.

10. SEGMENTATION OF BUSINESS

Unit : Thousand Baht

Reviewed/ Unaudited

	For the nine-month period ended March 31, 2007		
	Local	Export	Total
Net sales	679,937	557,850	1,237,787
Service income	8,154	-	8,154
Total	688,091	557,850	1,245,941
Cost of sales	644,468	585,842	1,230,310
Cost of services	6,724	-	6,724
Total	651,192	585,842	1,237,034
Gross profit (loss)	36,899	(27,992)	8,907
Other income			26,666
Selling and administrative expenses			(50,616)
Interest expense			(5,380)
Net loss			(20,423)
Property, plant and equipment, net			452,485
Others			672,436
Total assets			1,124,921

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

10. SEGMENTATION OF BUSINESS (CONTINUED)

Unit : Thousand Baht

Reviewed/ Unaudited

	For the nine-month period ended March 31, 2006		
	Local	Export	Total
Net sales	519,405	485,484	1,004,889
Service income	3,396	-	3,396
Total	522,801	485,484	1,008,285
Cost of sales	524,967	499,412	1,024,379
Cost of services	2,084	-	2,084
Total	527,051	499,412	1,026,463
Gross loss	(4,250)	(13,928)	(18,178)
Other income			21,090
Selling and administrative expenses			(52,077)
Interest expense			(5,424)
Net loss			(54,589)
Property, plant and equipment, net			492,148
Others			693,539
Total assets			1,185,687

11. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised for issue on May 8, 2007, by the authorised directors.

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

END